

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 ENDING June 30, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
The Bank Street Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Landmark Square 3rd Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Henry 203-252-2800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James H. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
The Bank Street Group LLC

, as of

June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Managing Director
Title



Notary Public

TERESA K. BURNS
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/30/2012

This Report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Levy & Gold, LLP

Certified Public Accountants

THE BANK STREET GROUP, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

YEAR ENDED JUNE 30, 2012

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
The Bank Street Group LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of The Bank Street Group LLC (the "Company") as of June 30, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bank Street Group LLC at June 30, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
July 27, 2012

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Cash and cash equivalents	$ 343,985
Accounts receivable	912,321
Fixed assets, net of accumulated depreciation of $10,754	4,521
Other assets	14,466
Security deposit	37,083
	$ 1,312,376

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 68,358
Accrued expenses	32,294
	100,652
Members' equity	1,211,724
	$ 1,312,376

THE BANK STREET GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2012

REVENUES	
Investment banking and advisory fees	$ 4,306,354
Other income	244,867
	4,551,221
EXPENSES	
Employee compensation and benefits	4,155,479
Consulting	393,320
Communications and data processing	91,895
Occupancy	185,328
Professional Fees	60,182
Travel and entertainment	418,205
Regulatory fees	56,035
Information technology services	85,898
Office expenses	59,454
Other operating expenses	109,599
Depreciation	9,221
	5,624,616
NET INCOME	$ (1,073,395)

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2012

BALANCE-BEGINNING OF YEAR	$ 2,317,619
Members' distribution	(32,500)
Net loss	(1,073,395)
BALANCE-END OF YEAR	$ 1,211,724

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2012

Cash flows from operating activities	
Net loss	$ (1,073,395)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	9,221
(Increase) decrease in assets:	
Accounts receivable	319,421
Other assets	(9,362)
Security deposit	(37,083)
Increase (decrease) in liabilities:	
Accounts payable	26,706
Accrued expenses	(8,033)
Net cash used in operating activities	(772,525)
Cash flows from financing activities	
Members' distribution	(32,500)
Net cash used in financing activities	(32,500)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(805,025)
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR	1,149,010
CASH AND CASH EQUIVALENTS- END OF YEAR	$ 343,985

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income tax	$ -

See notes to financial statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

1. ORGANIZATION

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2012.

As a boutique investment bank, the Company provides merger, acquisition and financial advisory services to its clients. The Company assists management teams with analyzing, structuring and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of June 30, 2012, the Company had no significant concentrations of credit risk.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

REVENUE RECOGNITION

Revenues consist of success fees and retainer fees, as well as other advisory fee revenues. The Company earns advisory fees from consulting services, which are recognized when services are completed. Success fee revenue is associated with the successful completion of a transaction and is recognized at closing. In connection with its advisory activities, the Company receives non-refundable retainer fees for services to be provided. Such retainers are recognized when received by the Company.

CASH AND CASH EQUIVALENTS

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

INCOME TAXES

The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

2. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its office facilities under an agreement which provides for scheduled rent increases. The Company signed a new lease agreement which shall commence on the later of October 1, 2011 or substantial completion of Sublandlord's work ("Commencement Date") and shall expire on August 31, 2014. There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord.

Aggregate annual rentals for office space and furniture and fixtures at June 30, 2012, are approximately as listed as follows:

2013	$ 154,000
2014	161,000
2015	27,000
	$ 342,000

Certain leases contain renewal options and escalation clauses. Rent expense for 2012 aggregated to $185,328 and is included in the Occupancy expense line item on the statement of operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2012, and were subsequently settled had no material effect on the financial statements as of that date

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $6,709, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2012, the Company had net capital of $243,333 which exceeded requirements by $236,624. The Company had a percentage of aggregate indebtedness to net capital of 41% as of June 30, 2012.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2012

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGES JUNE 30, 2012 — *SCHEDULE 1*

NET CAPITAL

Members' Equity	$ 1,211,724
Deductions and/or charges:	
Less non-allowable assets	
Accounts receivable	912,321
Fixed assets net	4,521
Other assets	51,549
	968,391
NET CAPITAL	$ 243,333
AGGREGATE INDEBTNESS	$ 100,652
MINIMUM NET CAPITAL REQUIRED	$ 6,709
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 236,624
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	41%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Net Capital per Company's unaudited Form X-17A-5 filing	$ 260,678
Auditors' adjustments	(17,345)
Net capital per above calculation	$ 243,333

See independent auditor's report

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIREDBY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTIONFROM SEC RULE 15c3-3

To the Members
Bank Street Group LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of Bank Street Group (the Company), for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
July 27, 2012

THE BANK STREET GROUP LLC

SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED JUNE 30, 2012

SIPC NET OPERATING REVENUE	$	4,551,221
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$	11,378
Less payment made with SIPC-6		9,022
PAYMENT MADE WITH SIPC-7	$	2,356

See auditor's report on agreed-upon procedures

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of The Bank Street Group LLC
Stamford, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012 which were agreed to by The Bank Street Group LLC., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating The Bank Street Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Bank Street Group LLC's management is responsible for the The Bank Street Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
July 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053542 FINRA JUN
The Bank Street Group LLC
Attn: James Henry
Four Landmark Square
3rd Floor
Stamford, CT. 06901

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
James Henry 203-252-2802

2. A. General Assessment (item 2e from page 2) $ 11,378

B. Less payment made with SIPC-6 filed (exclude interest) (9,022)
January 2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,356

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,356

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,356

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ________ Received ________ Reviewed ________

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07/01, 20 11
and ending 06/30, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $4,551,221

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $4,551,221

2e. General Assessment @ .0025 $11,378

(to page 1, line 2.A.)